UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	AMENDMENT NO. 2 TO THE
APPLICATION FOR AN ORDER
Advantage Funds, Inc.	UNDER SECTION 12(d)(1)(J) OF
BNY Mellon Funds Trust	THE INVESTMENT COMPANY
Dreyfus Appreciation Fund, Inc.	ACT OF 1940, AS AMENDED
Dreyfus BASIC U.S. Mortgage Securities Fund	(THE "1940 ACT"), FOR AN
Dreyfus Bond Funds, Inc.	EXEMPTION FROM SECTIONS
Dreyfus Funds, Inc.	12(d)(1)(A) AND (B) OF THE
Dreyfus Growth and Income Fund, Inc.	1940 ACT, UNDER SECTIONS
Dreyfus Intermediate Municipal Bond Fund, Inc.	6(c) AND 17(b) OF THE 1940
Dreyfus Index Funds, Inc.	ACT FOR AN EXEMPTION
Dreyfus International Funds, Inc.	FROM SECTIONS 17(A)(1) AND
Dreyfus Investment Funds	(2) OF THE 1940 ACT AND
Dreyfus Investment Grade Funds, Inc.	UNDER SECTION 6(c) OF THE
Dreyfus LifeTime Portfolios, Inc.	1940 ACT FOR AN EXEMPTION
Dreyfus Manager Funds I	FROM RULE 12d1-2(a) UNDER
Dreyfus Manager Funds II	THE 1940 ACT
Dreyfus Midcap Index Fund, Inc.
Dreyfus Municipal Bond Opportunity Fund
Dreyfus Municipal Funds, Inc.
Dreyfus New Jersey Municipal Bond Fund, Inc.
Dreyfus New York AMT-Free Municipal Bond Fund
Dreyfus New York Tax Exempt Bond Fund, Inc.
Dreyfus Opportunity Funds
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
Dreyfus Premier GNMA Fund, Inc.
Dreyfus Premier Investment Funds, Inc.
Dreyfus Premier Short-Intermediate Municipal Bond Fund
Dreyfus Premier Worldwide Growth Fund, Inc.
Dreyfus Research Growth Fund, Inc.
Dreyfus Short-Intermediate Government Fund
Dreyfus State Municipal Bond Funds
Dreyfus Stock Funds
Dreyfus U.S. Treasury Intermediate Term Fund
Dreyfus U.S. Treasury Long Term Fund
Strategic Funds, Inc.
The Dreyfus Fund Incorporated
The Dreyfus/Laurel Funds, Inc.
The Dreyfus/Laurel Funds Trust
The Dreyfus Third Century Fund, Inc.

The Dreyfus Corporation
and
MBSC Securities Corporation

File No. 812-13906

Written or oral communications regarding this Application
should be addressed to:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York  10038

With copies to:

Jeff Prusnofsky, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York  10166

This Application (including Exhibits) consists of 30 pages.
The Exhibit Index is on page 25.

UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

In the Matter of	AMENDMENT NO. 2 TO THE
APPLICATION FOR AN ORDER
Advantage Funds, Inc.	UNDER SECTION 12(d)(1)(J) OF
BNY Mellon Funds Trust	THE INVESTMENT COMPANY
Dreyfus Appreciation Fund, Inc.	ACT OF 1940, AS AMENDED
Dreyfus BASIC U.S. Mortgage Securities Fund	(THE "1940 ACT"), FOR AN
Dreyfus Bond Funds, Inc.	EXEMPTION FROM SECTIONS
Dreyfus Funds, Inc.	12(d)(1)(A) AND (B) OF THE
Dreyfus Growth and Income Fund, Inc.	1940 ACT, UNDER SECTIONS
Dreyfus Intermediate Municipal Bond Fund, Inc.	6(c) AND 17(b) OF THE 1940
Dreyfus Index Funds, Inc.	ACT FOR AN EXEMPTION
Dreyfus International Funds, Inc.	FROM SECTIONS 17(A)(1) AND
Dreyfus Investment Funds	(2) OF THE 1940 ACT AND
Dreyfus Investment Grade Funds, Inc.	UNDER SECTION 6(c) OF THE
Dreyfus LifeTime Portfolios, Inc.	1940 ACT FOR AN EXEMPTION
Dreyfus Manager Funds I	FROM RULE 12d1-2(a) UNDER
Dreyfus Manager Funds II	THE 1940 ACT
Dreyfus Midcap Index Fund, Inc.
Dreyfus Municipal Bond Opportunity Fund
Dreyfus Municipal Funds, Inc.
Dreyfus New Jersey Municipal Bond Fund, Inc.
Dreyfus New York AMT-Free Municipal Bond Fund
Dreyfus New York Tax Exempt Bond Fund, Inc.
Dreyfus Opportunity Funds
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
Dreyfus Premier GNMA Fund, Inc.
Dreyfus Premier Investment Funds, Inc.
Dreyfus Premier Short-Intermediate Municipal Bond Fund
Dreyfus Premier Worldwide Growth Fund, Inc.
Dreyfus Research Growth Fund, Inc.
Dreyfus Short-Intermediate Government Fund
Dreyfus State Municipal Bond Funds
Dreyfus Stock Funds
Dreyfus U.S. Treasury Intermediate Term Fund
Dreyfus U.S. Treasury Long Term Fund
Strategic Funds, Inc.
The Dreyfus Fund Incorporated
The Dreyfus/Laurel Funds, Inc.
The Dreyfus/Laurel Funds Trust
The Dreyfus Third Century Fund, Inc.

The Dreyfus Corporation
and
MBSC Securities Corporation

200 Park Avenue
New York, New York 10166

File No. 812-13906

Advantage Funds, Inc., BNY Mellon Funds Trust, Dreyfus Appreciation Fund, Inc., Dreyfus BASIC U.S. Mortgage Securities Fund, Dreyfus Bond Funds, Inc., Dreyfus Funds, Inc., Dreyfus Growth and Income Fund, Inc., Dreyfus Intermediate Municipal Bond Fund, Inc., Dreyfus Index Funds, Inc., Dreyfus International Funds, Inc., Dreyfus Investment Funds, Dreyfus Investment Grade Funds, Inc., Dreyfus LifeTime Portfolios, Inc., Dreyfus Manager Funds I, Dreyfus Manager Funds II, Dreyfus Midcap Index Fund, Inc., Dreyfus Municipal Bond Opportunity Fund, Dreyfus Municipal Funds, Inc., Dreyfus New Jersey Municipal Bond Fund, Inc., Dreyfus New York AMT-Free Municipal Bond Fund, Dreyfus New York Tax Exempt Bond Fund, Inc., Dreyfus Opportunity Funds, Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., Dreyfus Premier GNMA Fund, Inc., Dreyfus Premier Investment Funds, Inc., Dreyfus Premier Short-Intermediate Municipal Bond Fund, Dreyfus Premier Worldwide Growth Fund, Inc., Dreyfus Research Growth Fund, Inc., Dreyfus Short-Intermediate Government Fund, Dreyfus State Municipal Bond Funds, Dreyfus Stock Funds, Dreyfus U.S. Treasury Intermediate Term Fund, Dreyfus U.S. Treasury Long Term Fund, Strategic Funds, Inc., The Dreyfus Fund Incorporated, The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Funds Trust, and The Dreyfus Third Century Fund, Inc. (each, a "Company," and collectively, the "Companies"), The Dreyfus Corporation (the "Adviser") and MBSC Securities Corporation (the "Distributor" and, together with the Companies and the Adviser, the "Applicants") hereby submit this application (the "Application") to the Securities and Exchange Commission (the "Commission") requesting an order under Section 12(d)(l)(J) of the Investment Company Act of 1940, as amended (the "1940 Act"), exempting certain transactions involving the Applicants from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act exempting certain transactions involving the Applicants from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 6(c) of the 1940 Act for an exemption from Rule 12d1-2(a) under the 1940 Act.

Applicants request relief to permit management investment companies registered under the 1940 Act and unit investment trusts registered under the 1940 Act that are not part of the same "group of investment companies," within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Companies (each, an "Unrelated Fund of Funds," and collectively, the "Unrelated Funds of Funds"), to acquire shares in the Companies or series thereof that do not operate as "funds of funds" (each, an "Underlying Fund," and collectively, the "Underlying Funds")1 in excess of the limits in Section 12(d)(1)(A) of the 1940 Act and to permit the Underlying Funds, the Distributor (or any other principal underwriter for an Underlying Fund), and any broker or dealer registered under the Securities Exchange Act of 1934, as amended (the "1934 Act") ("Broker"), to sell shares of the Underlying Funds to an Unrelated Fund of Funds in excess of the limits in Section 12(d)(1)(B) of the 1940 Act.

Applicants also are requesting relief from Sections 17(a)(1) and 17(a)(2) to permit an Underlying Fund to sell its shares to, redeem its shares from, and engage in certain in-kind transactions with, Unrelated Funds of Funds that own 5% or more of the shares of the Underlying Fund.

Applicants request that the foregoing relief apply to:  (1) each open-end management investment company, or series thereof, registered under the 1940 Act that currently or subsequently is part of the same "group of investment companies," within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Companies and that is advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser or its successors-in-interest2 (such registered open-end

_______________________________________________
1
Certain of the Underlying Funds may be open-end management investment companies registered under the 1940 Act that have received exemptive relief to permit their shares to be listed on a national securities exchange at negotiated prices ("ETFs").

2
All references to the term "Adviser" herein include successors-in-interest to the Adviser.  Successors-in-interest are limited to any entity resulting from a name change, a reorganization of the Adviser into another jurisdiction or a change in the type of business organization.

management investment companies and the series thereof are included in the term "Underlying Funds"); (2) each Unrelated Fund of Funds that enters into a Participation Agreement, as defined below, with an Underlying Fund to purchase shares of the Underlying Fund; and (3) any principal underwriter to an Underlying Fund or Broker selling shares of an Underlying Fund. All entities that currently intend to rely on the requested order are named as Applicants. Any other entity that relies on the requested order in the future will comply with the terms and conditions of the Application.

An Unrelated Fund of Funds may rely on the requested order only to invest in an Underlying Fund and not in any other registered investment company.

Applicants also are requesting an exemption to the extent necessary to permit any existing or future open-end management investment companies, or series thereof, that operate as "funds of funds" and that are part of the same "group of investment companies," within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as the Companies (each, a "Related Fund of Funds," and collectively, the "Related Funds of Funds") and which invest in other Underlying Funds in reliance on Section 12(d)(1)(G) of the 1940 Act, and which also are eligible to invest in securities (as defined in Section 2(a)(36) of the 1940 Act) in reliance on Rule 12d1-2 under the 1940 Act, also to invest, to the extent consistent with their investment objectives, policies, strategies and limitations, in financial instruments that may not be securities within the meaning of Section 2(a)(36) of the 1940 Act ("Other Investments"). Applicants request that the foregoing relief apply to each open-end management investment company, or series thereof, registered under the 1940 Act that operates as a "fund of funds" and that currently or subsequently is part of the same "group of investment companies," within the meaning of Section 12(d)(1)(G)(ii) of the 1940 Act, as the Companies, and is advised or sponsored by the Adviser or any entity controlling, controlled by or under common control with the Adviser.

Consistent with its fiduciary obligations under the 1940 Act, each Related Fund of Fund's board of directors or trustees will review any advisory fees charged by the Related Fund of Fund's investment adviser to ensure that they are based on services provided that are in addition to, rather than duplicative of, services provided pursuant to the advisory agreement of any investment company in which the Related Fund of Funds may invest.

I.    BACKGROUND

A.           The Companies and the Underlying Funds

Each Company is an open-end management investment company that is registered under the 1940 Act.  Each of Advantage Funds, Inc., Dreyfus Appreciation Fund, Inc., Dreyfus Bond Funds, Inc., Dreyfus Funds, Inc., Dreyfus Growth and Income Fund, Inc., Dreyfus Intermediate Municipal Bond Fund, Inc., Dreyfus Index Funds, Inc., Dreyfus International Funds, Inc., Dreyfus Investment Grade Funds, Inc., Dreyfus LifeTime Portfolios, Inc., Dreyfus Midcap Index Fund, Inc., Dreyfus Municipal Funds, Inc., Dreyfus New Jersey Municipal Bond Fund, Inc., Dreyfus New York Tax Exempt Bond Fund, Inc., Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., Dreyfus Premier GNMA Fund, Inc., Dreyfus Premier Investment Funds, Inc., Dreyfus Premier Worldwide Growth Fund, Inc., Dreyfus Research Growth Fund, Inc., Dreyfus Stock Index Fund, Inc., Strategic Funds, Inc., The Dreyfus Fund Incorporated, The Dreyfus/Laurel Funds, Inc., and The Dreyfus Third Century Fund, Inc. is organized as a Maryland corporation. Each of BNY Mellon Funds Trust, Dreyfus BASIC U.S. Mortgage Securities Fund, Dreyfus Investment Funds, Dreyfus Manager Funds I, Dreyfus Manager Funds II, Dreyfus Municipal Bond Opportunity Fund, Dreyfus New York AMT-Free Municipal Bond Fund, Dreyfus Opportunity Funds, Dreyfus Premier Short-Intermediate Municipal Bond Fund, Dreyfus Short-Intermediate Government Fund, Dreyfus State Municipal Bond Funds, Dreyfus Stock Funds, Dreyfus U.S. Treasury Intermediate Term Fund, Dreyfus U.S. Treasury Long Term Fund, and The Dreyfus/Laurel

 Funds Trust is organized as a Massachusetts business trust.  The shares of each Company are offered and sold pursuant to registration under the Securities Act of 1933, as amended.  The Underlying Funds currently include the following Companies or series thereof:  Advantage Funds, Inc., on behalf of its series Dreyfus Global Absolute Return Fund, Dreyfus Global Dynamic Bond Fund, Dreyfus Global Real Return Fund, Dreyfus International Value Fund, Dreyfus Opportunistic Midcap Value Fund, Dreyfus Opportunistic Small Cap Fund, Dreyfus Opportunistic U.S. Stock Fund, Dreyfus Strategic Value Fund, Dreyfus Structured Midcap Fund, Dreyfus Technology Growth Fund, Dreyfus Total Emerging Markets Fund, Dreyfus Total Return Advantage Fund and Global Alpha Fund; BNY Mellon Funds Trust, on behalf of its series BNY Mellon Bond Fund, BNY Mellon Corporate Bond Fund, BNY Mellon Emerging Markets Fund, BNY Mellon Focused Equity Opportunities Fund, BNY Mellon Income Stock Fund, BNY Mellon Intermediate Bond Fund, BNY Mellon Intermediate U.S. Government Fund, BNY Mellon International Appreciation Fund, BNY Mellon International Equity Income Fund, BNY Mellon International Fund, BNY Mellon Large Cap Stock Fund, BNY Mellon Massachusetts Intermediate Municipal Bond Fund, BNY Mellon Mid Cap Stock Fund, BNY Mellon Municipal Opportunities Fund, BNY Mellon National Intermediate Municipal Bond Fund, BNY Mellon National Short-Term Municipal Bond Fund, BNY Mellon New York Intermediate Tax-Exempt Bond Fund, BNY Mellon Pennsylvania Intermediate Municipal Bond Fund, BNY Mellon Short-Term U.S. Government Securities Fund, BNY Mellon Small Cap Stock Fund, BNY Mellon Small/Mid Cap Fund and BNY Mellon U.S. Core Equity 130/30 Fund; Dreyfus Appreciation Fund, Inc.; Dreyfus BASIC U.S. Mortgage Securities Fund; Dreyfus Bond Funds, Inc., on behalf of its series Dreyfus Municipal Bond Fund; Dreyfus Funds, Inc., on behalf of its series Dreyfus Mid-Cap Growth Fund; Dreyfus Growth and Income Fund, Inc.; Dreyfus Index Funds, Inc., on behalf of its series Dreyfus International Stock Index Fund, Dreyfus S&P 500 Index Fund and Dreyfus Smallcap Stock Index Fund; Dreyfus Intermediate Municipal Bond Fund, Inc.; Dreyfus International Funds, Inc., on behalf of its series Dreyfus Brazil Equity Fund and Dreyfus Emerging Markets Fund; Dreyfus Investment Funds, on behalf of its series Dreyfus/The Boston Company Large Cap Core Fund, Dreyfus/The Boston Company Small Cap Value Fund, Dreyfus/The Boston Company Small Cap Growth Fund, Dreyfus/The Boston Company Small/Mid Cap Growth Fund, Dreyfus/The Boston Company Small Cap Tax-Sensitive Equity Fund, Dreyfus/The Boston Company Emerging Markets Core Equity Fund, Dreyfus/Standish Fixed Income Fund, Dreyfus/Standish Global Fixed Income Fund, Dreyfus/Standish International Fixed Income Fund, Dreyfus/Standish Intermediate Tax Exempt Bond Fund and Dreyfus/Newton International Equity Fund; Dreyfus Investment Grade Funds, Inc., on behalf of its series Dreyfus Intermediate Term Income Fund, Dreyfus Short Term Income Fund and Dreyfus Inflation Adjusted Securities Fund; Dreyfus LifeTime Portfolios, Inc., on behalf of its series Growth and Income Portfolio; Dreyfus Manager Funds I, on behalf of its series Dreyfus MidCap Core Fund; Dreyfus Manager Funds II, on behalf of its series Dreyfus Balanced Opportunity Fund; Dreyfus Midcap Index Fund, Inc.; Dreyfus Municipal Bond Opportunity Fund; Dreyfus Municipal Funds, Inc., on behalf of its series Dreyfus AMT-Free Municipal Bond Fund and Dreyfus High Yield Municipal Bond Fund; Dreyfus New Jersey Municipal Bond Fund, Inc.; Dreyfus New York AMT-Free Municipal Bond Fund; Dreyfus New York Tax Exempt Bond Fund, Inc.; Dreyfus Opportunity Funds, on behalf of its series Dreyfus Natural Resources Fund; Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., on behalf of its series Dreyfus California AMT-Free Municipal Bond Fund; Dreyfus Premier GNMA Fund, Inc., on behalf of its series Dreyfus GNMA Fund; Dreyfus Premier Investment Funds, Inc., on behalf of its series Dreyfus Emerging Asia Fund, Dreyfus Global Real Estate Securities Fund, Dreyfus Greater China Fund, Dreyfus India Fund, Dreyfus Large Cap Equity Fund and Dreyfus Large Cap Growth Fund; Dreyfus Premier Short-Intermediate Municipal Bond Fund, on behalf of its series Dreyfus Short-Intermediate Municipal Bond Fund; Dreyfus Premier Worldwide Growth Fund, Inc., on behalf of its series Dreyfus Worldwide Growth Fund; Dreyfus Research Growth Fund, Inc.; Dreyfus Short-Intermediate Government Fund; Dreyfus State Municipal Bond Funds, on behalf of its series Dreyfus Connecticut Fund, Dreyfus Maryland Fund, Dreyfus Massachusetts Fund, Dreyfus Minnesota Fund, Dreyfus Ohio Fund and Dreyfus Pennsylvania Fund; Dreyfus Stock Funds, on behalf of its series Dreyfus Small Cap Equity Fund and Dreyfus International Equity Fund; Dreyfus U.S. Treasury Intermediate Term

Fund; Dreyfus U.S. Treasury Long Term Fund; Strategic Funds, Inc., on behalf of its series Dreyfus Active MidCap Fund, Global Stock Fund, International Stock Fund, Dreyfus U.S. Equity Fund, Dreyfus Select Managers Small Cap Value Fund and Dreyfus Select Managers Small Cap Growth Fund; The Dreyfus Fund Incorporated; The Dreyfus/Laurel Funds, Inc., on behalf of its series Dreyfus BASIC S&P 500 Stock Index Fund, Dreyfus Bond Market Index Fund, Dreyfus Core Equity Fund, Dreyfus Disciplined Stock Fund, Dreyfus Opportunistic Fixed Income Fund, Dreyfus Small Cap Fund and Dreyfus Tax Managed Growth Fund; The Dreyfus/Laurel Funds Trust, on behalf of its series Dreyfus Emerging Markets Debt Local Currency Fund, Dreyfus Equity Income Fund, Dreyfus Global Equity Income Fund, Dreyfus High Yield Fund and Dreyfus International Bond Fund; and The Dreyfus Third Century Fund, Inc.  The Underlying Funds have distinct investment objectives, strategies, policies and restrictions.  The Related Funds of Funds currently include:  BNY Mellon Funds Trust, on behalf of its series BNY Mellon Asset Allocation Fund, BNY Mellon Large Cap Market Opportunities Fund and BNY Mellon Tax-Sensitive Large Cap Multi-Strategy Fund; Strategic Funds, Inc., on behalf of its series Dreyfus Conservative Allocation Fund, Dreyfus Moderate Allocation Fund and Dreyfus Growth Allocation Fund; and Dreyfus Premier Investment Funds, Inc., on behalf of its series Dreyfus Diversified International Fund and Dreyfus Satellite Alpha Fund.  The Related Funds of Funds have distinct investment objectives, strategies, policies and restrictions.

B.           The Investment Adviser and Distributor

The Adviser was founded in 1947 and manages approximately $278 billion in 187 mutual fund portfolios.  The Adviser is the primary mutual fund business of The Bank of New York Mellon Corporation ("BNY Mellon"), a global financial services company focused on helping clients manage and service their financial assets, operating in 36 countries and serving more than 100 markets.  BNY Mellon is a leading provider of financial services for institutions, corporations and high-net-worth individuals, offering investment management and investment services through a worldwide client-focused team.  BNY Mellon has $25.8 trillion in assets under custody and administration and $1.26 trillion in assets under management, services $11.8 trillion in outstanding debt and processes global payments averaging $1.5 trillion per day.

The Adviser is a New York corporation registered with the Commission as an investment adviser under Section 203 of the Investment Advisers Act of 1940, as amended (the "Advisers Act").  The Adviser (or a division thereof in the case of BNY Mellon Funds Trust) serves as investment adviser to each Company pursuant to a management agreement with the Company (the "Advisory Agreement").  Under the terms of the Advisory Agreement, the Adviser provides a Company with investment management, research and supervision, and furnishes a program of investment, evaluation and, if appropriate, sale and reinvestment of such Company's assets.  For the investment management services it provides to each Company, the Adviser receives from the Company the fee specified in the Advisory Agreement.  The fee is payable monthly at an annual rate based on the average daily net assets of the Company.

The Distributor, a New York corporation, is a wholly-owned subsidiary of the Adviser and is registered as a broker-dealer under the 1934 Act and as a member of the Financial Industry Regulatory Authority (FINRA).  The Distributor serves as each Company's distributor on a best efforts basis pursuant to an agreement with the Company, which is renewable annually, and also serves as distributor for the other funds in the Dreyfus Family of Funds.

C.           The Unrelated Funds of Funds

As defined earlier, the Unrelated Funds of Funds will be registered management investment companies or unit investment trusts that are not part of the same "group of investment companies," within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Companies.  As such, the Unrelated Funds of Funds exclude registered management investment companies that in the future may be part of the same "group of investment companies," within the meaning of Section 12(d)(l)(G)(ii) of the 1940 Act, as the Companies.  Each Unrelated Fund of Funds will be advised by or, in the case of a unit investment trust, sponsored by an investment adviser, within the meaning of Section 2(a)(20)(A) of the 1940 Act, that is registered as an investment adviser under the Advisers Act (an "Unrelated Fund of Funds Adviser" or "Unrelated Fund of Funds Sponsor," respectively).  An Unrelated Fund of Funds or its Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor may contract with an investment adviser, including the Adviser or its affiliates, that meets the definition of Section 2(a)(20)(B) of the 1940 Act (an "Unrelated Fund of Funds Subadviser").  Any Unrelated Fund of Funds Subadviser will be registered as an investment adviser under the Advisers Act.

D.           Proposed Transactions – Investments in Underlying Funds by Unrelated Funds of Funds

Applicants propose to permit Unrelated Funds of Funds, including Unrelated Funds of Funds sub-advised by the Adviser or its affiliates, to purchase shares in Underlying Funds, and to permit Underlying Funds, the Distributor (or any other principal underwriter appointed by the Underlying Funds to act as their distributor) and any Broker to sell shares of Underlying Funds to Unrelated Funds of Funds, in excess of the limits set forth in Sections 12(d)(1)(A) and (B), respectively, of the 1940 Act.  Applicants also propose that Unrelated Funds of Funds, including Unrelated Funds of Funds sub-advised by the Adviser or its affiliates, be permitted to effect transactions in shares of Underlying Funds that would otherwise be prohibited by Section 17(a) of the 1940 Act solely because an Unrelated Fund of Funds owns 5% or more of the shares of an Underlying Fund.  Applicants will take steps reasonably designed to ensure that Unrelated Funds of Funds comply with the terms and conditions of the requested exemption from Section 12(d)(1)(A) of the 1940 Act by requiring that an Unrelated Fund of Funds enter into a participation agreement between a Company, on behalf of the relevant Underlying Fund, and the Unrelated Fund of Funds ("Participation Agreement") before allowing the Unrelated Fund of Funds to invest in an Underlying Fund in excess of the limits in Section 12(d)(1)(A).  Any Unrelated Fund of Funds, including any Unrelated Fund of Funds sub-advised by the Adviser of its affiliates, that invests in an Underlying Fund, would be required, under the Participation Agreement, to adhere to the terms and conditions of the requested order.  The Participation Agreement will include an acknowledgment from the Unrelated Fund of Funds that it may rely on the requested order only to invest in the Underlying Funds and not in any other registered investment company or series thereof.

E.           Proposed Transactions – Investments in Other Investments by Related Funds of Funds

Each Related Fund of Funds may invest in certain Underlying Funds as set forth in its prospectus.  Applicants propose that, subject to the terms and conditions set forth in this Application, the Related Funds of Funds be permitted to invest in Other Investments.  The opportunity to invest in Other Investments will allow the Related Funds of Funds greater flexibility to meet their investment objectives than is possible through the more limited kinds of investments expressly permitted by Rule 12d1-2(a)(2) under the 1940 Act (e.g., stocks, bonds and other securities that are not issued by an investment company) ("Permitted Securities Investments").  There may be times when using certain derivatives or other permissible financial instruments may allow a Related Fund of Funds to invest in eligible asset classes with greater efficiency and lower cost than is possible through investment in an Underlying Fund or other Permitted Securities Investments.  Each Related Fund of Funds would use Other Investments for a purpose that is consistent with its investment objectives, policies, strategies and limitations.  The Adviser believes that its ability to use the fund of funds structure in combination with direct investments in securities and Other Investments will allow it to create better investment products that are suitable for a wide variety of mutual fund investors.

II.    LEGAL ANALYSIS

A.           Section 12(d)(1) of the 1940 Act

1.           Applicable Law

Section 12(d)(1)(A) of the 1940 Act prohibits, in relevant part, a registered investment company ("acquiring company") from acquiring shares of an investment company ("acquired company") if the securities represent more than 3% of the total outstanding voting stock of the acquired company, more than 5% of the total assets of the acquiring company, or, together with the securities of any other investment companies, more than 10% of the total assets of the acquiring company.  Section 12(d)(1)(B) of the 1940 Act prohibits a registered open-end investment company, its principal underwriter and any Broker from knowingly selling shares of the investment company to another investment company if the sale will cause the acquiring company to own more than 3% of the acquired company's voting stock, or if the sale will cause more than 10% of the acquired company's voting stock to be owned by investment companies generally.

In 1996, Congress added Section 12(d)(1)(G) to the 1940 Act to permit the operation of funds of funds involving investment companies which are part of the same "group of investment companies," which is defined in Section 12(d)(1)(G)(ii) as any two or more registered investment companies that hold themselves out to investors as related companies for purposes of investment and investor services.  Section 12(d)(1)(G)(i) provides, in relevant part, that Section 12(d)(1) will not apply to securities of a registered open-end investment company if:

(I)	the acquired company and the acquiring company are part of the same group of investment companies;

(II)
the securities of the acquired company, securities of other registered open-end investment companies and registered unit investment trusts that are part of the same group of investment companies, Government securities, and short-term paper are the only investments held by the acquiring company;

(III)	with respect to

(aa) securities of the acquired company, the acquiring company does not pay and is not assessed any charges or fees for distribution-related activities, unless the acquiring company does not charge a sales load or other fees or charges for distribution-related activities; or

(bb) securities of the acquiring company, any sales loads and other distribution-related fees charged, when aggregated with any sales load and distribution-related fees paid by the acquiring company with respect to securities of the acquired company, are not excessive under rules adopted pursuant to Section 22(b) or Section 22(c) of the 1940 Act by a securities association registered under Section 15A of the Securities Exchange Act of 1934, or the Commission; [and]

(IV)
the acquired company has a policy that prohibits it from acquiring any securities of registered open-end investment companies or registered unit investment trusts in reliance on Section 12(d)(1)(F) or (G).

However, the Unrelated Funds of Funds, including Unrelated Funds of Funds sub-advised by the Adviser or its affiliates, will not be considered part of the same "group of investment companies," and, therefore, would not be able to rely on Section 12(d)(1)(G) to acquire shares of the Underlying Funds in excess of the limitations of Sections 12(d)(1)(A) and (B).

In 1996, Congress also added Section 12(d)(1)(J) of the 1940 Act, which provides that the Commission may exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from any provision of Section 12(d)(1) if the exemption is consistent with the public interest and the protection of investors.  The legislative history of Section 12(d)(1)(J) indicates that when granting relief under Section 12(d)(1)(J), the Commission should consider, among other things, "the extent to which a proposed arrangement is subject to conditions that are designed to address conflicts of interest and overreaching by a participant in the arrangement, so that the abuses that gave rise to the initial adoption of the 1940 Act's restrictions against investment companies investing in other investment companies are not repeated."3

_______________________________________________
3	H.R. Rep. No. 622, 104th Cong., 2d Sess., at 43-44.

2.           Basis for Relief Under Section 12(d)(l)(J)

Applicants agree to conditions, described herein, that adequately address the concerns underlying the applicable limits in Sections 12(d)(1)(A) and (B) of the 1940 Act.  As such, Applicants believe that the requested exemption is consistent with the public interest and the protection of investors.  Applicants also submit that the proposed arrangements are consistent with Congressional intent that the Commission grant exemptions under Section 12(d)(l)(J) of the 1940 Act in a "progressive manner."4

_______________________________________________
4	Id.

Congress intended that the restrictions in Sections 12(d)(1)(A) and (B) of the 1940 Act address certain abuses perceived to be associated with the pyramiding of investment companies, including:  excessive layering of fees and expenses, undue influence by an acquiring company over acquired companies, and unnecessary complexity.5  Applicants believe that the terms and conditions of this Application appropriately address the concerns that underlie Sections 12(d)(1)(A) and (B) of the 1940 Act.
_______________________________________________
5	See Report of the Securities and Exchange Commission on the Public Policy Implications of Investment Company Growth, H.R. Rep No. 2337, 89th Cong., 2d Sess., 311-324 (1966) ("PPI Report").

a.	Layering of Fees and Expenses

The PPI Report identified three principal concerns regarding the layering of fees and expenses in the fund holding company structure:  (i) that the layered costs of a fund holding company are significantly higher than the costs of an ordinary mutual fund;6 (ii) that fund holding companies subject their investors to two layers of advisory fees;7 and (iii) that investors in load funds, including fund holding companies, investing in load funds, may pay a sales charge on their purchase, and investors in a fund holding company may also be subject to a second layer of sales charges on their purchases of shares of the holding company.

_______________________________________________
6	Id. at 319-20.

7	Id. at 318.

Applicants submit that the concerns in the PPI Report with respect to the layering of fees and expenses are not present in the case of the proposed fund of funds arrangement.

With respect to advisory fees, before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the directors or trustees who are not "interested persons" (within the meaning of Section 2(a)(19) of the 1940 Act) ("Independent Board Members"), will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory or management agreement of any Underlying Fund in which the Unrelated Fund of Funds may invest.

With respect to sales charges and service fees, Applicants propose several safeguards.  As indicated in Condition 11, with respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in NASD Conduct Rule 2830,8 if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

To the extent an Unrelated Fund of Funds is used as an underlying investment for a variable insurance contract and is purchased by a separate account, the variable insurance contract holders will generally indirectly bear management fees and other expenses of the Unrelated Fund of Funds and the Underlying Funds.  In addition, contract holders will generally be charged fees under the variable insurance contract at the separate account level, which will generally include a portion covering administrative expenses, just as the contract holder would be charged if any other underlying fund were chosen.  The administrative portion of the variable insurance contract's fees is generally designed to reimburse the life insurance company for maintaining variable insurance contract and participant level records and reporting, including tax reporting, customer services (including executing and tracking transfers and exchanges for the variable insurance contracts) and compliance with applicable insurance laws and regulations in all states, as well as federal securities and tax laws and regulations.  Generally, these services directly affect variable insurance contract holders and, as such, are distinct from any fund administration charges at the Unrelated Fund of Funds and Underlying Fund levels.

Applicants represent that each Unrelated Fund of Funds that enters into a Participation Agreement will represent therein that no insurance company sponsoring a registered separate account will be permitted to invest in the Unrelated Fund of Funds unless the insurance company has certified to the Unrelated Fund of Funds that the aggregate of all fees and charges associated with each contract that invests in the Unrelated Fund of Funds, including fees and charges at the separate account, Unrelated Fund of Funds, and Underlying Fund levels, will be reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

b.	Undue Influence
The PPI Report also expressed concern over the potential for undue influence by a fund holding company with respect to its underlying funds, specifically the potential concentration of voting control in a fund holding company with respect to its underlying funds.
_______________________________________________
8	Any references to NASD Conduct Rule 2830 include any successor or replacement FINRA Rule to NASD Conduct Rule 2830.

Condition 1 contains measures designed to limit the control that an Unrelated Fund of Funds may have over an Underlying Fund.  Condition 1 prohibits the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act that is advised by the Unrelated Fund of Funds Adviser or sponsored by the Unrelated Fund of Funds Sponsor or any person controlling, controlled by, or under common control with the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor ("Unrelated Fund of Funds Advisory Group") from controlling (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The same prohibition would apply to the Unrelated Fund of Funds Subadviser, any person controlling, controlled by or under common control with the Unrelated Fund of Funds Subadviser, and any investment company or issuer that would be an investment company but for Sections 3(c)(1) or 3(c)(7) of the 1940 Act (or portion of such investment company or issuer) advised by the Unrelated Fund of Funds Subadviser or any person controlling, controlled by or under common control with the Unrelated Fund of Funds Subadviser ("Unrelated Fund of Funds Subadvisory Group").

Conditions 2 through 7 were specifically designed to address the potential for an Unrelated Fund of Funds and certain affiliates of an Unrelated Fund of Funds to exercise undue influence over an Underlying Fund and certain of its affiliates.  Condition 2 prohibits an Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate from causing any investment by the Unrelated Fund of Funds in an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Funds or an Underlying Funds Affiliate.  For purposes of this Application, as addressed later in Condition 2, an "Unrelated Fund of Funds Affiliate" is defined as an Unrelated Fund of Funds Adviser, Unrelated Fund of Funds Sponsor, Unrelated Fund of Funds Subadviser, promoter or principal underwriter of an Unrelated Fund of Funds, and any person controlling, controlled by, or under common control with any of those entities.  An "Underlying Fund Affiliate" is defined as an investment adviser, sponsor, promoter or principal underwriter of an Underlying Fund, and any person controlling, controlled by, or under common control with any of those entities.

For purposes of this Application, as addressed later in Conditions 5, 6 and 7, an "Underwriting Affiliate" is defined as a principal underwriter in any underwriting or selling syndicate that is an officer, director, member of an advisory board, investment adviser, subadviser, sponsor, or employee of the Unrelated Fund of Funds, or a person of which any such officer, director, member of an advisory board, investment adviser, subadviser, sponsor, or employee is an affiliated person.  An Underwriting Affiliate does not include any person whose relationship to an Underlying Fund is covered by Section 10(f) of the 1940 Act.  In addition, an offering of securities during the existence of an underwriting or selling syndicate of which a principal underwriter is an Underwriting Affiliate is an "Affiliated Underwriting."

c.	Complex Structures

Finally, the PPI Report expressed concern that the popularity of funds of funds could lead to the creation of more complex vehicles that would not serve any meaningful purpose.9  Applicants submit that the benefits of the proposed transactions justify any complexity associated with the transactions.  As discussed above, investing in shares of an Underlying Fund could serve meaningful investment purposes for Unrelated Funds of Funds.  Condition 12 was specifically designed to ensure that the proposed arrangement will not create an overly complex fund structure.  Applicants note that no Underlying Fund will acquire securities of any investment company or company relying on Sections 3(c)(1) or 3(c)(7) of

_______________________________________________
9	See PPI Report at 321.

the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except in certain circumstances identified in Condition 12 below.

B.           Sections 17(a), 17(b) and 6(c) of the 1940 Act

1.           Applicable Law

Section 17(a)(1) of the 1940 Act, in relevant part, prohibits any affiliated person of a registered investment company, or any affiliated person of such a person, acting as principal, from knowingly selling any security or other property to that company.  Section 17(a)(2) of the 1940 Act generally prohibits the same persons, acting as principals, from knowingly purchasing any security or other property from the registered investment company.

Section 2(a)(3) of the 1940 Act defines the term "affiliated person" of another person, in relevant part, as:

(A) any person directly or indirectly owning, controlling, or holding with power to vote, 5 per centum or more of the outstanding voting securities of such other person; [and] (B) any person 5 per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person.

Section 17(b) of the 1940 Act provides that the Commission may, upon application, issue an order exempting any proposed transaction from the provisions of Section 17(a) if evidence establishes that:  (1) the terms of the proposed transaction, including the consideration to be paid or received, are reasonable and fair and do not involve overreaching on the part of any person concerned;  (2) the proposed transaction is consistent with the policy of each registered investment company concerned, as recited in its registration statement and reports filed under the 1940 Act; and (3) the proposed transaction is consistent with the general purposes of the 1940 Act.

Section 6(c) of the 1940 Act permits the Commission to exempt any person or transaction or series of transactions from any provision of the 1940 Act if such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the 1940 Act.

2.           Basis for Relief Under Sections 6(c) and 17(b)

The Applicants also request that the Commission issue an order under Sections 6(c) and 17(b) of the 1940 Act exempting them from the provisions of Section 17(a) of the 1940 Act to the extent necessary to permit the proposed investments by Unrelated Funds of Funds in shares of the Underlying Funds.10

Applicants request this order because an Unrelated Fund of Funds relying on the requested order could potentially own more than 5% of the outstanding voting securities of an Underlying Fund and, therefore, the Underlying Fund could be deemed to be an affiliated person of the Unrelated Fund of Funds, and vice-versa. If the Underlying Fund were deemed to be an affiliated person of the Unrelated

_______________________________________________
10
Applicants acknowledge that receipt of compensation by (a) an affiliated person of an Unrelated Fund of Funds, or an affiliated person of such person, for the purchase by the Unrelated Fund of Funds of shares of an Underlying Fund, or (b) an affiliated person of an Underlying Fund, or an affiliated person of such person, for the sale by the Underlying Fund of its shares to an Unrelated Fund of Funds may be prohibited by Section 17(e)(1) of the 1940 Act.  The Participation Agreement also will include this acknowledgement.

Fund of Funds for this or other reasons, the sale of shares by an Underlying Fund to an Unrelated Fund of Funds or the redemption of shares by an Underlying Fund from an Unrelated Fund of Funds may be deemed to contravene Section 17(a) of the 1940 Act due to the affiliated status of these participants to such a transaction.11

Because multiple transactions could occur between an Underlying Fund and an Unrelated Fund of Funds, and because the Commission may interpret its authority under Section 17(b) as extending only to a single transaction and not a series of transactions, Applicants are seeking relief under Section 6(c) with respect to any transaction or series of transactions after an Unrelated Fund of Funds owns 5% or more of the outstanding voting securities of an Underlying Fund.

Applicants submit that the terms of a sale of shares by an Underlying Fund to an Unrelated Fund of Funds, and the redemption of shares by an Unrelated Fund of Funds from an Underlying Fund, including the consideration to be paid or received, are reasonable and fair, and do not involve overreaching, and are consistent with the general purposes of the 1940 Act.  Section 17(a) is intended to prohibit certain affiliated persons in a position of influence over an investment company from furthering their own interests by selling property that they own to the investment company at an inflated price, purchasing property from an investment company at less than its fair value, or selling or purchasing property on terms that involve overreaching by an affiliated person.  Underlying Funds' shares will be issued and redeemed at their net asset values as required by Rule 22c-1 under the 1940 Act.  Any Unrelated Fund of Funds that purchases or redeems shares of an Underlying Fund through transactions directly with the Underlying Fund will do so at net asset value per share, which is the same consideration paid and received for these shares by any other investor purchasing or redeeming such shares in principal transactions.  Further, no Unrelated Fund of Funds is compelled to invest in an Underlying Fund; each Underlying Fund reserves the right to reject any purchase order or discontinue selling its shares.  Accordingly, there will be no opportunity or incentive on the part of any party involved in the transactions to overreach or allow overreaching.

Applicants also submit that any proposed arrangements directly between an Underlying Fund and an Unrelated Fund of Funds will be consistent with the policies of each Underlying Fund and each Unrelated Fund of Funds and the general purposes of the 1940 Act.  As noted above, Underlying Fund shares will be issued to and redeemed by an Unrelated Fund of Funds on the same basis, and in accordance with the same policies, as shares held by any other investor.  Further, any investment by an Unrelated Fund of Funds in shares of the Underlying Funds and the issuance of shares by the Underlying Fund to the Unrelated Fund of Funds will be effected in accordance with the investment restrictions of the Underlying Fund and the Unrelated Fund of Funds, and will be consistent with the investment objectives and policies of each Unrelated Fund of Funds.  The Participation Agreement will require any Unrelated Fund of Funds that purchases shares from an Underlying Fund to represent that the purchase of shares from the Underlying Fund by the Unrelated Fund of Funds will be accomplished in compliance with the investment restrictions of the Unrelated Fund of Funds and will be consistent with the investment policies set forth in the Unrelated Fund of Funds' registration statement.

Accordingly, based on the foregoing, Applicants submit that the requested order under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Section 17(a) is appropriate in the public interest and consistent with the protection of investors and the policies and provisions of the 1940 Act.
_______________________________________________
11
Applicants are not seeking relief from Section 17(a) for, and the requested relief will not apply to, transactions where an Underlying Fund that is an ETF could be deemed an affiliated person, or an affiliated person of an affiliated person of an Unrelated Fund of Funds because an investment adviser to the ETF is also an investment adviser to the Unrelated Fund of Funds.

C.           Rule 12d1-2(a) under the 1940 Act

1.           Applicable Law

In 2006, the Commission adopted Rule 12d1-2 under the 1940 Act.12  That rule permits a registered open-end investment company or a registered unit investment trust relying on Section 12(d)(1)(G) of the 1940 Act to acquire:  (1) securities issued by an investment company, other than securities issued by another registered investment company that is in the same group of investment companies, when the acquisition is in reliance on Section 12(d)(1)(A) or 12(d)(1)(F) of the 1940 Act; (2) securities (other than securities issued by an investment company); and (3) securities issued by a money market fund, when the acquisition is in reliance on Rule 12d1-1.

_______________________________________________
12	See Fund of Funds Investments, Investment Company Act Release No. IC-27399 (June 20, 2006) (the "Adopting Release").

For the purposes of Rule 12d1-2, the term "securities" means any security as that term is defined in Section 2(a)(36) of the 1940 Act.13  The Commission noted in the Adopting Release that permitting an affiliated fund of funds to invest, consistent with the fund's investment policies, directly in stocks, bonds, and other types of securities "would allow an acquiring fund greater flexibility in meeting investment objectives that may not be met as well by investments in other funds in the same fund group, while not presenting any additional concerns that Section 12(d)(1)(G) was intended to address."14  The passage of the Rule also reflects the Commission's response to Congress' expectation "that the Commission will use this authority set forth in Section 12(d)(1)(J) to adopt rules and process exemptive applications in the fund of funds area in a progressive way as the fund of funds concept continues to evolve over time."15

2. Basis for Relief Under Sections 6(c)

The Applicants also request that the Commission issue an order under Section 6(c) of the 1940 Act exempting them from the provisions of Rule 12d1-2(a) thereunder to the extent necessary to permit the Related Funds of Funds to invest in Other Investments.

Applicants believe that permitting Related Funds of Funds to invest in Other Investments would not raise any of the concerns that Section 12(d)(1) of the 1940 Act, as originally adopted and as amended in 1970, was intended to address, as described earlier in this Application. Section 12(d)(1)(G) reflects a determination by Congress that certain fund of funds arrangements do not raise the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Section 12(d)(1)(G) addresses these concerns by requiring that the acquiring fund and the acquired fund be part of the same group of investment companies, limiting charges and fees of the acquiring company and acquired company and requiring that the acquired fund not act as a fund of funds itself. The approval of Rule 12d1-1 demonstrates a determination by the Commission that fund of funds investments in stocks, bonds and other types of securities that are not issued by registered investment companies do not raise any of the concerns that Section 12(d)(1)(G) was intended to address.

Similarly, permitting Other Investments by Related Funds of Funds in furtherance of their investment objectives, policies, strategies and limitations as requested herein will not raise any of the concerns underlying the prohibitions in Sections 12(d)(1)(A) and (B). Instead, this additional flexibility
_______________________________________________
13	See Adopting Release at 17, n.58.
14	Id. at 17-18.
15	See supra note 4.

will provide the Related Funds of Funds a broader array of investment options through which to pursue their investment objectives.

Applicants submit that the proposed arrangement would comply with the provisions of Rule 12d1-2 under the 1940 Act, but for the fact that the Related Funds of Funds may invest a portion of their assets in Other Investments.  Applicants submit that the requested exemption offers potential benefits, as detailed above, and is "consistent with the public interest and the protection of investors," and, therefore, meets the standards for relief set forth in Section 6(c) of the 1940 Act.  As indicated below, the Commission has already granted to a number of other applicants relief similar to that requested in this Application.

III.    Precedent

A.           Relief for Investments in Underlying Funds by Unrelated Funds of Funds

The Commission has previously granted exemptive orders to other applicants who sought relief for similar fund of funds structures and investments, and whose request for relief included conditions substantially similar to those included in this Application.  See, e.g., Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (February 13, 2012) (notice) and 29979 (March 12, 2012) (order); Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (February 1, 2012) (notice) and 29970 (February 28, 2012) (order); Fifth Third Funds, et al., Investment Company Act Release Nos. 29819 (September 22, 2011) (notice) and 29839 (October 18, 2011) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (September 27, 2010) (notice) and 29484 (October 25, 2010) (order); Transamerica Asset Management, Inc., et al., Investment Company Act Release Nos. 29410 (September 3, 2010) (notice) and 29447 (September 28, 2010) (order); Aston Funds, et al., Investment Company Act Release Nos. 29400 (August 26, 2010) (notice) and 29443 (Sept. 27, 2010) (order); Virtus Investment Advisers, Inc., et al., Investment Company Act Release Nos. 29370 (July 27, 2010) (notice) and 29383 (August 23, 2010) (order); EQ Advisors Trust, et al., Investment Company Act Release Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order); Legg Mason Partners Equity Trust, et al., Investment Company Act Release Nos. 29192 (March 26, 2010) (notice) and 29255 (April 21, 2010) (order); and Lincoln Variable Insurance Products Trust, et al., Investment Company Act Release Nos. 29168 (March 5, 2010) (notice) and 29196 (March 31, 2010) (order).

B.           Relief for Other Investments by Related Funds of Funds

The Commission has previously granted exemptive orders authorizing registered investment companies relying on Section 12(d)(1)(G) to invest in some combination of derivatives and other financial instruments that are not specifically indentified in Rule 12d1-2(a).  See, e.g., Pacific Life Insurance Company, et al., Investment Company Act Release Nos. 29944 (February 13, 2012) (notice) and 29979 (March 12, 2012) (order); Henderson Global Funds, et al., Investment Company Act Release Nos. 29942 (February 1, 2012) (notice) and 29970 (February 28, 2012) (order); Fifth Third Funds, et al., Investment Company Act Release Nos. 29819 (September 22, 2011) (notice) and 29839 (October 18, 2011) (order); Jackson National Life Insurance Company, et al., Investment Company Act Release Nos. 29442 (September 27, 2010) (notice) and 29484 (October 25, 2010) (order); Transamerica Asset Management, Inc., et al., Investment Company Act Release Nos. 29410 (September 3, 2010) (notice) and 29447 (September 28, 2010) (order); Aston Funds, et al., Investment Company Act Release Nos. 29400 (August 26, 2010) (notice) and 29443 (Sept. 27, 2010) (order); EQ Advisors Trust, et al., Investment Company Act Release Nos. 29294 (June 4, 2010) (notice) and 29336 (June 30, 2010) (order); and Lincoln Variable Insurance Products Trust, et al., Investment Company Act Release Nos. 29168 (March 5, 2010) (notice) and 29196 (March 31, 2010) (order).

IV.    APPLICANTS' CONDITIONS

Applicants agree that any order granting the requested relief will be subject to the following conditions:

Investments in Underlying Funds by Unrelated Funds of Funds

1.           The members of an Unrelated Fund of Funds Advisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the 1940 Act.  The members of an Unrelated Fund of Funds Subadvisory Group will not control (individually or in the aggregate) an Underlying Fund within the meaning of Section 2(a)(9) of the 1940 Act.  If, as a result of a decrease in the outstanding voting securities of an Underlying Fund, the Unrelated Fund of Funds Advisory Group or the Unrelated Fund of Funds Subadvisory Group, each in the aggregate, becomes a holder of more than 25 percent of the outstanding voting securities of an Underlying Fund, it (except for any member of the Unrelated Fund of Funds Advisory Group or Unrelated Fund of Funds Subadvisory Group that is a separate account funding variable insurance contract) will vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's shares.  This condition does not apply to the Unrelated Fund of Funds Subadvisory Group with respect to an Underlying Fund for which the Unrelated Fund of Funds Subadviser or a person controlling, controlled by, or under common control with the Unrelated Fund of Funds Subadviser acts as the investment adviser within the meaning of Section 2(a)(20)(A) of the 1940 Act.  A registered separate account funding variable insurance contracts will seek voting instructions from its contract holders and will vote its shares in accordance with the instructions received and will vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.  An unregistered separate account funding variable insurance contracts will either:  (i) vote its shares of the Underlying Fund in the same proportion as the vote of all other holders of the Underlying Fund's shares; or (ii) seek voting instructions from its contract holders and vote its shares in accordance with the instructions received and vote those shares for which no instructions were received in the same proportion as the shares for which instructions were received.

2.           No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate will cause any existing or potential investment by the Unrelated Fund of Funds in shares of an Underlying Fund to influence the terms of any services or transactions between the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate and the Underlying Fund or an Underlying Fund Affiliate.

3.           The board of directors or trustees of an Unrelated Fund of Funds, including a majority of the Independent Board Members, will adopt procedures reasonably designed to assure that the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor and any Unrelated Fund of Funds Subadviser(s) are conducting the investment program of the Unrelated Fund of Funds without taking into account any consideration received by the Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate from an Underlying Fund or an Underlying Fund Affiliate in connection with any services or transactions.

4.           Once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(l)(A)(i) of the 1940 Act, the board of directors or trustees of the Underlying Fund (the "Board"), including a majority of the Independent Board Members, will determine that any consideration paid by the Underlying Fund to an Unrelated Fund of Funds or an Unrelated Fund of Funds Affiliate in connection with any services or transactions: (a) is fair and reasonable in relation to the nature and quality of the services and benefits received by the Underlying Fund; (b) is within the range of consideration that the Underlying Fund would be required to pay to another unaffiliated entity in connection with the same services or transactions; and (c) does not involve overreaching on the part of any person concerned. This condition does not apply with respect to any services or transactions between an Underlying Fund and its investment adviser(s), or any person controlling, controlled by, or under common control with such investment adviser(s).

5.           No Unrelated Fund of Funds or Unrelated Fund of Funds Affiliate (except to the extent it is acting in its capacity as an investment adviser to an Underlying Fund) will cause an Underlying Fund to purchase a security in any Affiliated Underwriting.

6.           The Board, including a majority of the Independent Board Members, will adopt procedures reasonably designed to monitor any purchases of securities by the Underlying Fund in an Affiliated Underwriting once an investment by an Unrelated Fund of Funds in the securities of the Underlying Fund exceeds the limit in Section 12(d)(l)(A)(i) of the 1940 Act, including any purchases made directly from an Underwriting Affiliate.  The Board will review these purchases periodically, but no less frequently than annually, to determine whether the purchases were influenced by the investment by the Unrelated Fund of Funds in the Underlying Fund.  The Board will consider, among other things:  (i) whether the purchases were consistent with the investment objectives and policies of the Underlying Fund; (ii) how the performance of securities purchased in an Affiliated Underwriting compares to the performance of comparable securities purchased during a comparable period of time in underwritings other than Affiliated Underwritings or to a benchmark such as a comparable market index; and (iii) whether the amount of securities purchased by the Underlying Fund in Affiliated Underwritings and the amount purchased directly from an Underwriting Affiliate have changed significantly from prior years.  The Board will take any appropriate actions based on its review, including, if appropriate, the institution of procedures designed to assure that purchases of securities in Affiliated Underwritings are in the best interests of shareholders.

7.           Each Underlying Fund will maintain and preserve permanently in an easily accessible place a written copy of the procedures described in the preceding condition, and any modifications to such procedures, and will maintain and preserve for a period of not less than six years from the end of the fiscal year in which any purchase in an Affiliated Underwriting occurred, the first two years in an easily accessible place, a written record of each purchase of securities in Affiliated Underwritings once an investment by an Unrelated Fund of Funds in the securities of an Underlying Fund exceeds the limit in Section 12(d)(l)(A)(i) of the 1940 Act, setting forth from whom the securities were acquired, the identity of the underwriting syndicate's members, the terms of the purchase and the information or materials upon which the determinations of the Board were made.

8.           Before investing in shares of an Underlying Fund in excess of the limit in Section 12(d)(1)(A) of the 1940 Act, the Unrelated Fund of Funds and the Underlying Fund will execute a Participation Agreement stating, without limitation, that their boards of directors or trustees and their investment advisers and/or sponsors understand the terms and conditions of the order and agree to fulfill their responsibilities under the order.  At the time of its investment in shares of an Underlying Fund in excess of the limit in Section 12(d)(l)(A)(i), an Unrelated Fund of Funds will notify the Underlying Fund of the investment.  At such time, the Unrelated Fund of Funds will also transmit to the Underlying Fund a list of the names of each Unrelated Fund of Funds Affiliate and Underwriting Affiliate.  The Unrelated Fund of Funds will notify the Underlying Fund of any changes to the list of the names as soon as reasonably practicable after a change occurs.  The Underlying Fund and the Unrelated Fund of Funds will maintain and preserve a copy of the order, the Participation Agreement and the list with any updated information for the duration of the investment and for a period of not less than six years thereafter, the first two years in an easily accessible place.

9.           Before approving any advisory contract under Section 15 of the 1940 Act, the board of directors or trustees of each Unrelated Fund of Funds, including a majority of the Independent

 Board Members, will find that the advisory fees charged under such advisory contract are based on services provided that will be in addition to, rather than duplicative of, the services provided under the advisory contract(s) of any Underlying Fund in which the Unrelated Fund of Funds may invest.  These findings and their basis will be recorded fully in the minute books of the appropriate Unrelated Fund of Funds.

10.           An Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor will waive fees otherwise payable to it by the Unrelated Fund of Funds in an amount at least equal to any compensation (including fees received pursuant to any plan adopted by an Underlying Fund under Rule 12b-l under the 1940 Act) received from an Underlying Fund by the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, or an affiliated person of the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor, other than any advisory fees paid to the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor or affiliated persons of the Unrelated Fund of Funds Adviser or Unrelated Fund of Funds Sponsor by the Underlying Fund, in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund.  Any Unrelated Fund of Funds Subadviser will waive fees otherwise payable to the Unrelated Fund of Funds Subadviser, directly or indirectly, by the Unrelated Fund of Funds in an amount at least equal to any compensation received from any Underlying Fund by the Unrelated Fund of Funds Subadviser, or an affiliated person of the Unrelated Fund of Funds Subadviser, other than any advisory fees paid to the Unrelated Fund of Funds Subadviser or its affiliated person by the Underlying Fund, in connection with the investment by the Unrelated Fund of Funds in the Underlying Fund made at the direction of the Unrelated Fund of Funds Subadviser.  In the event that the Unrelated Fund of Funds Subadviser waives fees, the benefit of the waiver will be passed through to the Unrelated Fund of Funds.

11.           With respect to registered separate accounts that invest in an Unrelated Fund of Funds, no sales load will be charged at the Unrelated Fund of Funds level or at the Underlying Fund level.  Other sales charges and service fees, as defined in NASD Conduct Rule 2830, if any, will only be charged at the Unrelated Fund of Funds level or at the Underlying Fund level, not both.  With respect to other investments in an Unrelated Fund of Funds, any sales charges and/or service fees charged with respect to shares of the Unrelated Fund of Funds will not exceed the limits applicable to a fund of funds as set forth in NASD Conduct Rule 2830.

12.           No Underlying Fund will acquire securities of any investment company or company relying on Section 3(c)(1) or 3(c)(7) of the 1940 Act in excess of the limits contained in Section 12(d)(1)(A) of the 1940 Act, except to the extent that the Underlying Fund:  (a) acquires such securities in compliance with Section 12(d)(1)(E) of the 1940 Act; (b) receives securities of another investment company as a dividend or as a result of a plan of reorganization of a company (other than a plan devised for the purpose of evading Section 12(d)(1) of the 1940 Act); (c) acquires (or is deemed to have acquired) securities of another investment company pursuant to exemptive relief from the Commission permitting such Underlying Fund to engage in interfund borrowing and lending transactions; or (d) acquires securities of one or more investment companies for short-term cash management purposes.

Other Investments by Related Funds of Funds

Applicants agree that any order granting the requested relief will be subject to the following condition:

13.           The Applicants will comply with all provisions of Rule 12d1-2 under the 1940 Act, except for paragraph (a)(2) to the extent that it restricts any Related Fund of Funds from investing in Other Investments as described in the Application.

V.    CONCLUSION

For the foregoing reasons, Applicants respectfully request that the Commission issue an order under Sections 6(c), 12(d)(1)(J) and 17(b) of the 1940 Act granting the exemptive order sought in this Application.  Applicants submit that the exemption is necessary or appropriate in the public interest, consistent with the protection of investors, and consistent with the purposes fairly intended by the policy and provisions of the 1940 Act.

VI.   PROCEDURAL MATTERS

Pursuant to the requirements of Rule 0-2(f) under the 1940 Act, Applicants hereby state that their address is:

The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Applicants further state that all communications or questions concerning this Application should be directed to:

David Stephens, Esq.
Stroock & Stroock & Lavan LLP
180 Maiden Lane
New York, New York 10038
(212) 806-6138

With copies to:

Jeff Prusnofsky, Esq.
The Dreyfus Corporation
200 Park Avenue
New York, New York 10166

Pursuant to Rule 0-2(c)(1) under the 1940 Act, each Applicant hereby states that the officer signing and filing this Application on behalf of each Applicant is fully authorized to do so.  Under the provisions of each Applicant's governing document and bylaws, responsibility for the management of the affairs and business of the Applicant is vested in its board of directors or trustees, as applicable.  Resolutions duly adopted by the relevant board authorizing the preparation and filing on behalf of the Companies of the Application, are filed as an exhibit to this Application, and the undersigned officer of the Adviser and the Distributor is fully authorized under the certificate of incorporation and bylaws of the Adviser and the Distributor, respectively, to prepare or cause to be prepared and to execute and file with the Commission this Application and any amendments hereto.  Each Applicant has complied with all requirements for the execution and filing of this Application in the name and on behalf of each Applicant.

The verifications required by Rule 0-2(d) under the 1940 Act are attached to this Amendment to the Application.

Applicants request that the Commission issue an order without a hearing pursuant to Rule 0-5 under the 1940 Act.

IN WITNESS WHEREOF, each Applicant has caused this Application to be duly executed this 11th day of May, 2012.

ADVANTAGE FUNDS, INC.
BNY MELLON FUNDS TRUST
DREYFUS APPRECIATION FUND, INC.
DREYFUS BASIC U.S. MORTGAGE SECURITIES FUND
DREYFUS BOND FUNDS, INC.
DREYFUS FUNDS, INC.
DREYFUS GROWTH AND INCOME FUND, INC.
DREYFUS INTERMEDIATE MUNICIPAL BOND FUND, INC.
DREYFUS INDEX FUNDS, INC.
DREYFUS INTERNATIONAL FUNDS, INC.
DREYFUS INVESTMENT FUNDS
DREYFUS INVESTMENT GRADE FUNDS, INC.
DREYFUS LIFETIME PORTFOLIOS, INC.
DREYFUS MANAGER FUNDS I
DREYFUS MANAGER FUNDS II
DREYFUS MIDCAP INDEX FUND, INC.
DREYFUS MUNICIPAL BOND OPPORTUNITY FUND
DREYFUS MUNICIPAL FUNDS, INC.
DREYFUS NEW JERSEY MUNICIPAL BOND FUND, INC.
DREYFUS NEW YORK AMT-FREE MUNICIPAL BOND FUND
DREYFUS NEW YORK TAX EXEMPT BOND FUND, INC.
DREYFUS OPPORTUNITY FUNDS
DREYFUS PREMIER CALIFORNIA AMT-FREE MUNICIPAL BOND FUND, INC.
DREYFUS PREMIER GNMA FUND, INC.
DREYFUS PREMIER INVESTMENT FUNDS, INC.
DREYFUS PREMIER SHORT-INTERMEDIATE MUNICIPAL BOND FUND
DREYFUS PREMIER WORLDWIDE GROWTH FUND, INC.
DREYFUS RESEARCH GROWTH FUND, INC.
DREYFUS SHORT-INTERMEDIATE GOVERNMENT FUND
DREYFUS STATE MUNICIPAL BOND FUNDS
DREYFUS STOCK FUNDS
DREYFUS U.S. TREASURY INTERMEDIATE TERM FUND
DREYFUS U.S. TREASURY LONG TERM FUND
STRATEGIC FUNDS, INC.
THE DREYFUS FUND INCORPORATED
THE DREYFUS/LAUREL FUNDS, INC.
THE DREYFUS/LAUREL FUNDS TRUST
THE DREYFUS THIRD CENTURY FUND, INC.

By: /s/ Jeff Prusnofsky
Name: Jeff Prusnofsky
Title: Vice President

THE DREYFUS CORPORATION

By: /s/ James Bitetto
Name: James Bitetto
Title: Secretary

MBSC SECURITIES CORPORATION

By: /s/ James Bitetto
Name: James Bitetto
Title: Assistant Secretary

EXHIBIT INDEX

EXHIBIT A-1

Advantage Funds, Inc.
BNY Mellon Funds Trust
Dreyfus Appreciation Fund, Inc.
Dreyfus BASIC U.S. Mortgage Securities Fund
Dreyfus Bond Funds, Inc.
Dreyfus Funds, Inc.
Dreyfus Growth and Income Fund, Inc.
Dreyfus Intermediate Municipal Bond Fund, Inc.
Dreyfus Index Funds, Inc.
Dreyfus International Funds, Inc.
Dreyfus Investment Funds
Dreyfus Investment Grade Funds, Inc.
Dreyfus LifeTime Portfolios, Inc.
Dreyfus Manager Funds I
Dreyfus Manager Funds II
Dreyfus Midcap Index Fund, Inc.
Dreyfus Municipal Bond Opportunity Fund
Dreyfus Municipal Funds, Inc.
Dreyfus New Jersey Municipal Bond Fund, Inc.
Dreyfus New York AMT-Free Municipal Bond Fund
Dreyfus New York Tax Exempt Bond Fund, Inc.
Dreyfus Opportunity Funds
Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc.
Dreyfus Premier GNMA Fund, Inc.
Dreyfus Premier Investment Funds, Inc.
Dreyfus Premier Short-Intermediate Municipal Bond Fund
Dreyfus Premier Worldwide Growth Fund, Inc.
Dreyfus Research Growth Fund, Inc.
Dreyfus Short-Intermediate Government Fund
Dreyfus State Municipal Bond Funds
Dreyfus Stock Funds
Dreyfus U.S. Treasury Intermediate Term Fund
Dreyfus U.S. Treasury Long Term Fund
Strategic Funds, Inc.
The Dreyfus Fund Incorporated
The Dreyfus/Laurel Funds, Inc.
The Dreyfus/Laurel Funds Trust
The Dreyfus Third Century Fund, Inc.

RESOLUTIONS ADOPTED BY EACH BOARD

RESOLVED, that the Company's Board, including the Board members who are not "interested persons" (as defined in the Investment Company Act of 1940, as amended (the "1940 Act")) of the Company, hereby authorizes and directs the officers of the Company, with the assistance of legal counsel, to prepare and file with the Securities and Exchange Commission (the "Commission") an application for an order under Section 12(d)(l)(J) of the 1940 Act for an exemption from Sections 12(d)(1)(A) and 12(d)(1)(B) of the 1940 Act, under Sections 6(c) and 17(b) of the 1940 Act for an exemption from Sections 17(a)(1) and 17(a)(2) of the 1940 Act and under Section 6(c) of the 1940 Act for an exemption from

A-1

 Rule 12d1-2(a) under the 1940 Act (the "Application"), and any and all amendments thereto; and it was further

RESOLVED, that the Company may rely on relief received pursuant to the Application in an order of the Commission at the discretion of the Company 's officers; and it was further

RESOLVED, that each appropriate officer of the Company, acting alone, hereby is authorized, empowered and directed, acting with such advice of counsel as such officer shall deem necessary, to take such actions, and to prepare, execute and file, in the name of and on behalf of the Company, any and all documents, agreements, certificates, or instruments which such officer deems necessary, appropriate or convenient to carry out the intent and purposes of the foregoing resolutions.

A-2

EXHIBIT B-1

VERIFICATION

The undersigned states that he has duly executed the attached Amendment to the Application dated May 11, 2012 for and on behalf of Advantage Funds, Inc., BNY Mellon Funds Trust, Dreyfus Appreciation Fund, Inc., Dreyfus BASIC U.S. Mortgage Securities Fund, Dreyfus Bond Funds, Inc., Dreyfus Funds, Inc., Dreyfus Growth and Income Fund, Inc., Dreyfus Intermediate Municipal Bond Fund, Inc., Dreyfus Index Funds, Inc., Dreyfus International Funds, Inc., Dreyfus Investment Funds, Dreyfus Investment Grade Funds, Inc., Dreyfus LifeTime Portfolios, Inc., Dreyfus Manager Funds I, Dreyfus Manager Funds II, Dreyfus Midcap Index Fund, Inc., Dreyfus Municipal Bond Opportunity Fund, Dreyfus Municipal Funds, Inc., Dreyfus New Jersey Municipal Bond Fund, Inc., Dreyfus New York AMT-Free Municipal Bond Fund, Dreyfus New York Tax Exempt Bond Fund, Inc., Dreyfus Opportunity Funds, Dreyfus Premier California AMT-Free Municipal Bond Fund, Inc., Dreyfus Premier GNMA Fund, Inc., Dreyfus Premier Investment Funds, Inc., Dreyfus Premier Short-Intermediate Municipal Bond Fund, Dreyfus Premier Worldwide Growth Fund, Inc., Dreyfus Research Growth Fund, Inc., Dreyfus Short-Intermediate Government Fund, Dreyfus State Municipal Bond Funds, Dreyfus Stock Funds, Dreyfus U.S. Treasury Intermediate Term Fund, Dreyfus U.S. Treasury Long Term Fund, Strategic Funds, Inc., The Dreyfus Fund Incorporated, The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Funds Trust and The Dreyfus Third Century Fund, Inc. (each, a "Company"); that he is the Vice President of each Company; and that all action by shareholders, directors, trustees, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ Jeff Prusnofsky
Jeff Prusnofsky
Vice President

B-1

EXHIBIT B-2

VERIFICATION

The undersigned states that he has duly executed the attached Amendment to the Application dated May 11, 2012 for and on behalf of The Dreyfus Corporation ("Dreyfus"); that he is the Secretary of Dreyfus; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Bitetto
James Bitetto
Secretary

B-2

EXHIBIT B-3

VERIFICATION

The undersigned states that he has duly executed the attached Amendment to the Application dated May 11, 2012 for and on behalf of MBSC Securities Corporation ("MBSC"); that he is the Assistant Secretary of MBSC; and that all action by shareholders, directors, and other bodies necessary to authorize the undersigned to execute and file such instrument has been taken.  The undersigned further states that he is familiar with such instrument and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

/s/ James Bitetto
James Bitetto
Assistant Secretary

B-3